Exhibit 99.1

Catalyst Paper Re-launches Oxford C1S and the Expanded Coated Paper Line-Up

RICHMOND, BC, Sept. 14, 2015 /CNW/ - Catalyst Paper (TSX: CYT) today announced the launch of an expanded Oxford C1S line-up of products for multiple market segments, including Cut and Stack Labels, Commercial C1S & Lamination and Pressure Sensitive applications.

Building on its twenty-plus year reputation for high-quality results, the Oxford C1S line-up offers best in class performance in an expanded range of basis weight and brightness options with:

  Best in Class Quality and Performance
  Optimal Shades, Surfaces and Strengths
  Layflat and Stayflat properties
  The leading Innovation Management and Support team in the specialty papers industry
  Fast track line extensions, nimble response times and unique product development
  Established supply chain infrastructure
  Availability in rolls and sheets
  Multilingual sales representation

"Oxford C1S has a long history of quality and performance and we're thrilled to bring this new expanded range of products to the C1S market. We're confident these new options and our industry leading service will continue to be a very compelling combination," says Matt Hickey, Senior Director, Specialty Papers.

Catalyst papers are available as certified chain-of-custody under FSC, PEFC or SFI programs, and also available with up to 30% post-consumer waste. For product benefits and specifications, please see our website at www.catalystpaper.com/products.

About Catalyst Paper Corporation
Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp.  Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Matt Hickey, Senior Director, Specialty Papers, matt.hickey@catalystpaper.com, 312-953-5383

CO: Catalyst Paper Corporation

CNW 17:00e 14-SEP-15